SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   USCI, INC.
                                (Name of Issuer)

                         Common Stock, par value $.0001
                         (Title of Class of Securities)

                                   90330N 101
                                 (CUSIP Number)
                                 Laura Huberfeld
                 152 West 57th Street, New York, New York 10019
                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2000
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

      Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

       NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP NO. 90330N 101                     13D                   Page 2 of 5 Pages
          ----------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld/Naomi Bodner Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                   (b)  [ X ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         Internal Working Capital

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

7.       SOLE VOTING POWER
                                        -0-

8.       SHARED VOTING POWER
                                        -0-

9.       SOLE DISPOSITIVE POWER
                                        -0-

10.      SHARED DISPOSITIVE POWER
                                        -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        -0-

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        -0-

14.      TYPE OF REPORTING PERSON*
                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 90330N 101                   13D                     Page 3 of 5 Pages
          ----------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Huberfeld-Bodner Family Foundation, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [   ]
                                                                  (b)  [ X ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         Internal Working Capital

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

7.       SOLE VOTING POWER
                                    5,526,000

8.       SHARED VOTING POWER
                                        -0-

9.       SOLE DISPOSITIVE POWER
                                    5,526,000

10.      SHARED DISPOSITIVE POWER
                                         -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    5,526,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     5.9%

14.      TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 4 of 5 Pages


This is Amendment No. 2 to a Schedule 13D that was filed on May 5, 1999 (as previously amended, the "Schedule 13D"). Except as amended herewith, all information previously reported in the Schedule 13D is hereby confirmed. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

               (a) Based on information obtained from the Company, it is assumed that approximately 93,975,028 shares are issued and outstanding. The Partnership no longer owns any shares of Common Stock. The Foundation owns 5,526,500 shares of Common Stock, or approximately 5.9%. In addition, the Partnership owns 94.79 shares Series D Convertible Preferred Stock, par value $.01 with a stated value of $8,000 (the "Preferred Stock"). The Foundation owns 67.71 shares of Preferred Stock. In accordance with the terms of the Agreement which requires the Company to amend the Certificate of Designation for the Preferred Stock, the Preferred Stock will be convertible, at the option of the holder thereof, into shares of Common Stock at a price per share (the "Conversion Price") equal to the lesser of $1.00, or 85% of the average closing bid price of the Common Stock during the five consecutive trading days prior to the date of conversion. Since the Conversion Price is not currently determinable and since the Company is unlikely to have a sufficient amount of shares of Common Stock issuable upon such conversion has not been included in the aggregate number of shares of Common Stock owned by the Reporting Persons.

               (c) On February 15, 2000 the Partnership sold its remaining 460,000 shares of Common Stock at $0.749 per share. On February 15, 2000, the Foundation donated an aggregate of 2,000,000 shares to a number of charitable institutions. In addition, the Foundation sold shares of Common Stock as follows:

               Date           Number of Shares Sold              Price
               ----           ---------------------              -----

               2/15/00              157,500                      $0.749
               2/15/00               50,000                      $0.69
               2/15/00              260,000                      $0.695
               2/15/00               50,000                      $0.7
               2/15/00              150,000                      $0.695
               2/16/00               55,000                      $0.67
               2/16/00               65,000                      $0.705
               2/16/00              225,000                      $0.965
               2/16/00              285,000                      $0.705
               2/16/00               22,500                      $0.65
               2/16/00              100,000                      $0.665
               2/16/00              305,000                      $0.645
               2/16/00               30,000                      $0.645
               2/17/00              105,000                      $0.645
               2/17/00               32,500                      $0.6
               2/17/00               54,000                      $0.615
               2/17/00               10,000                      $0.65
               2/17/00              260,000                      $0.665
               2/18/00                2,500                      $0.51
               2/18/00                7,500                      $0.53
               2/18/00              255,000                      $0.535
               2/18/00              100,000                      $0.635
               2/18/00              100,000                      $0.495
               2/22/00              100,000                      $0.505
               2/22/00              110,000                      $0.525

                                                               Page 5 of 5 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2000


                                               LAURA HUBERFELD/NAOMI BODNER
                                               PARTNERSHIP


                                                By:  /s/
                                                Laura Huberfeld, General Partner


                                                HUBERFELD-BODNER FAMILY
                                                FOUNDATION, INC.

                                                 By:  /s/